Lincoln Life & Annuity Company of New York:
Lincoln Life & Annuity Flexible Premium Variable Life Account M

Supplement Dated ____________
To the Product Prospectuses dated May 1, 2010 for:

Lincoln VULONE2007

This supplement outlines changes to the prospectus for Lincoln VULONE2007 dated May 1, 2010.  These changes described below are applicable to all current policyowners and are not optional.  This supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this supplement are defined within the sentences where they appear in the relevant provisions of the prospectus or in the prospectus Glossary.

A. Overview of the changes to the prospectus:

The Surrender Charge shown for a Representative Insured shown in the Surrender Charge disclosure in “Table I: Transaction Fees”, in the Charges and Fees section of the “POLICY SUMMARY” provision has been changed. The Surrender Charge for the male Representative Insured has been changed from “$27.52 per $1000 of specified amount” to “$27.25 per $1000 of specified amount.”

The change noted above has resulted in changes in the numerical values in some of the representative calculations and tables included in the prospectus, dated May 1, 2010.  The tables, calculations and the sentences in which these numerical changes occur, including Appendix A, are set out below.

Please refer to the May 1, 2010 prospectus for a discussion of all other provisions of your policy that are not discussed in this supplement.

The prospectus dated May 1, 2010 is being amended as follows (in order of how these respective sections appear in the prospectus):

B. Changes to “Charges and Fees” (under “POLICY SUMMARY”, sub-section “Charges and Fees”):

“Table I: Transaction Fees” and its footnotes are deleted in their entirety and replaced by the following “Table I: Transaction Fees”, containing the amended “Charge for a Representative Insured” under the “Surrender Charge” section:

Charge	When Charge is Deducted	Amount Deducted
Maximum sales charge imposed on premiums (Premium Load) (Average of 3.0% of this Charge is used for state and federal tax obligations)	When you pay a premium.	7.0% of each premium payment in policy years 1-20 and 4.0% in policy years 21 and later.1
Surrender Charge*2
For up to 15 years from the Policy Date and up to 15 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your policy.  For up to 10 years from the Policy Date or up to 10 years from the effective date of each increase in specified amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

Maximum Charge		$60.00 per $1,000 of specified amount.
Minimum Charge		$0.00 per $1,000 of specified amount.
Charge for a Representative Insured		For a male, age 45, standard non-tobacco, in year one the maximum Surrender Charge is $27.25 per $1,000 of specified amount.
Transfer Fee	Applied to any transfer request in excess of 24 made during any policy year.	$25

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular policy owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from you financial advisor.

1 The maximum sales charge imposed on premiums (load) of 7.0% (4.0% in policy years 21 and later) is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0.0% to 4.0%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the policy owner resides.

2 During the life of the policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your policy’s Surrender Value as of the date of your request. If you wish to surrender more than 90% of your policy’s Surrender Value, you must request a Full Surrender of you policy, which is subject to the Surrender Charge reflected in the table above. (See section headed “Partial Surrenders” for a discussion of Partial Surrenders of your policy.)

C. Changes to “POLICY CHARGES AND FEES” section of the prospectus:

The following replaces the second paragraph of the “Full Surrenders” section:

For example, the Surrender Charge for a Full Surrender of a policy at the end of the tenth policy year for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000 which has not been increased would be; a) $1.86 multiplied by b) 1,000 ($1,000,000 divided by 1,000), or $1,860.

D. Changes to “APPENDIX A”

The following replaces in full Appendix A.  The values have changed due to the changes in Charges and Fees described above:

APPENDIX A

EXAMPLE OF SURRENDER CHARGE CALCULATIONS:

The following hypothetical examples demonstrate the impact of Surrender Charges under different scenarios for a male, standard non-tobacco, issue age 45 with an Initial Specified Amount of $1,000,000, no Indebtedness, assumed investment return of 8.00% (7.24% net) and a planned annual Premium Payment of $15,000 (all amounts shown for the end of each policy year in each of the tables below are in dollars):

1)  Fully surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge	Surrender Value
1	9,735	25,890	0
10	123,435	1,860	121,575
16	262,577	0	262,577

In the table above, the Surrender Charge at the end of year 1 would be:
a)	$25.89 multiplied by
b)	1,000 ($1,000,000 divided by 1,000), or $25,890.

2) Decrease the Initial Specified Amount by $500,000 from $1,000,000 to $500,000 at the end of the representative policy years shown:

End of Year	Surrender Charge
1	6,473
5	3,990
11	0

In the table above, the Surrender Charge at the end of year 1 would be:
a)	25.89 multiplied by
b)	250 ($500,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000), or $6,473.

•
In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount. Therefore, only $250,000 of the requested $500,000 Reduction in the Initial Specified Amount is assessed a Surrender Charge.

3)  Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then Fully Surrender the policy at the end of the representative policy years shown:

End of Year	Accumulation Value	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge	Surrender Value
9	94,759	4,680	11,495	16,175	78,584
12	134,021	0	4,305	4,305	129,716
16	198,759	0	0	0	198,759
21	309,685	0	0	0	309,685

In the table above, the surrender charge at the end of year 9 would be:
a)
  (i)   4.68 multiplied by
  (ii)  1,000 ($1,000,000 divided by 1,000), plus

b)
  (i)   22.99 multiplied by
  (ii)  500 ($500,000 divided by 1,000), or $16,175.

•	At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.
•	At the end of year 12, the Surrender Charge for the Initial Specified Amount would have expired.
•	At the end of year 16 and 21, the Surrender Charge for both the Initial and additional specified amount would have expired.

4)  Increase the specified amount by $500,000 from $1,000,000 to $1,500,000 at the beginning of year 7, at attained age 52, standard non-tobacco, and then decrease the specified amount by $900,000 from $1,500,000 to $600,000 at the end of the representative policy year shown:

End of Year	Surrender Charge on Initial $1,000,000 of Specified Amount	Surrender Charge on Additional $500,000 of Specified Amount	Total Surrender Charge
9	702	8,622	9,324
12	0	3,229	3,229
21	0	0	0

In the table above, the surrender charge at the end of year 9 would be:
a)
  (i)   4.68 multiplied by
  (ii)  150 ($400,000 minus $250,000 ($1,000,000 multiplied by 25%) divided by 1,000), plus

b)
  (i)   22.99 multiplied by
  (ii)  375 ($500,000 minus $125,000 ($500,000 multiplied by 25%), divided by 1,000), or $9,324.

•
In the table above, Surrender Charges were only imposed on that part of the Reduction in Initial Specified Amount which exceeded 25% of the Initial Specified Amount and on that part of the reduction of the increase in specified amount which exceeded 25% of the increase in specified amount. Therefore, only $375,000 of the $500,000 increase in specified amount being surrendered is assessed a Surrender Charge and only $150,000 of the $400,000 of the Initial Specified Amount being reduced is assessed a Surrender Charge.

•	At the end of year 9, the Surrender Charge equals the charge on the Initial Specified Amount plus the charge on the additional specified amount.
•	At the end of year 12, the Surrender Charge for the Initial Specified Amount would have expired after year 10.
•	At the end of year 21, the Surrender Charge for both the Initial and additional specified amount would have expired after year 17.